

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Kathy Warden
Chief Executive Officer
Northrop Grumman Corp.
2980 Fairview Park Drive
Falls Church, Virginia 22042

>   **Re: Northrop Grumman Corp.**
>   **Registration Statement on Form S-4**
>   **Filed April 28, 2022**
>   **File No. 333-264549**

Dear Ms. Warden:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Gregory Herbers at 202-551-8028 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: C. Daniel Haaren